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                          September 16, 2021

       David Weinstein
       Chief Executive Officer
       NewLake Capital Partners, Inc.
       27 Pine Street, Ste. 50
       New Canaan, CT 06840

                                                        Re: NewLake Capital
Partners, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed September 9,
2021
                                                            File No. 333-259416

       Dear Mr. Weinstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Wood at 202-551-5586 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction